Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Registration Statement No.: 333-138594

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, as amended, among PAETEC Corp. (“PAETEC”), US LEC Corp. (“US LEC”), PAETEC Holding Corp., a wholly-owned subsidiary of PAETEC, WC Acquisition Sub U Corp., a wholly-owned subsidiary of PAETEC Holding Corp., and WC Acquisition Sub P Corp., a wholly-owned subsidiary of PAETEC Holding Corp.

*        *        *        *

On February 8, 2007, the Securities and Exchange Commission declared effective a registration statement (File No.: 333-138594) filed with the Securities and Exchange Commission by PAETEC Holding Corp. that contains a proxy statement of PAETEC and US LEC Corp. and a prospectus of PAETEC Holding Corp. regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. The proxy statement and the prospectus were mailed to stockholders of record of PAETEC on February 8, 2007. Investors and security holders of PAETEC are urged to read the proxy statement and the prospectus for the transaction and the other relevant documents because they contain important information about PAETEC, US LEC and PAETEC Holding Corp., and the proposed merger transaction. Investors and security holders of PAETEC may obtain free copies of the proxy statement and the prospectus and other documents filed by PAETEC Holding Corp. with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov and may also obtain free copies of the proxy statement and the prospectus by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, are set forth in the joint proxy statement/prospectus contained in the registration statement that has been filed by PAETEC Holding Corp. with the Securities and Exchange Commission.

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

US LEC

Moderator: Lyle Patrick

February 21, 2007

10:00 am CT

Operator:	Good morning. My name is (Celeste) and I will be your conference operator today. At this time I would like to welcome everyone to the US LEC Earnings Release Conference Call. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two on your telephone keypad.

Thank you. Mr. Lyle Patrick, you may begin your conference.

Lyle Patrick:	Thank you. Good afternoon and welcome to US LEC’s conference call for investors and analysts. I’m Lyle Patrick, the Chief Financial Officer of US LEC, and with me today is Rick Aab, Chairman of the Board, and Tan Ganatra, CEO. Additionally we have on the call Arunas Chesonis, Chairman and CEO of PAETEC, and Keith Wilson, PAETEC’s CFO.

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

Today we will cover our results for the fourth quarter and fiscal 2006. But before we begin our formal remarks, I would like to review our standard Safe Harbor Provision.

During the course of this conference call, we may make estimates, projections, or other forward-looking statements regarding our business and our financial performance. These forward-looking statements are subject to uncertainties and risks that could cause actual results to differ materially from these forward-looking statements.

These uncertainties and risks are summarized in the caution regarding forward-looking statements in Exhibit 99.1 Risk Factors in our annual report on form 10K for the period ended December 31, 2005, and in other reports that we file with the Securities and Exchange Commission.

In addition, we may use non-GAAP terms, such as gross margin, cash flow, free cash flow, and adjusted EBITDA as a part of the analytical explanations of our results. Unless identified otherwise, all customer statistics and information, other than customer revenue, refers only to business class customers. In computing business class customers, customers only purchasing dial-up internet access, shared hosting, and/or voice (eclipse) are excluded.

As you know, PAETEC and US LEC will be holding their stockholders meeting on February 28 to consider approval of the mergers. The two companies have sent to their stockholders a joint proxy statement prospectus describing the mergers and other matters, and will be sending a supplement that summarizes the financial results that had been reported to date. In view of this, and on the advice of counsel, the two companies have decided that this call will be limited to prepared remarks and will not include a Q&A session.

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

I hope each of you have had a chance to review our fourth quarter and fiscal 2006 announcement that was released prior to the market opening this morning. If you haven’t, it can be found on our website at www.uslec.com under the press release section. Also, if you miss any of this conference call, you can listen to the replay that will be available beginning later today through February 28, as well as the webcast that will be available through the same date. Information regarding these replays can be found on US LEC’s website.

Now as to the fourth quarter in then year 2006, we achieved fourth quarter adjusted EBITDA of $18.4 million compared to adjusted EBITDA of $14.3 million in the fourth quarter of 2005, a 29% improvement, grew in customer revenue by over $45 million year over year, completed the company’s MPLS VPN data network, making US LEC’s MPLS VPN service available throughout its footprint, enhanced US LEC’s network in 2006 by adding an additional 14 Tekelec T9000 digital switches, and received all necessary regulatory approvals from the FCC and applicable state regulatory agencies to move ahead with the planned merger of US LEC Corp and PAETEC Corp.

Focusing on revenue, I think it’s (so) important to reinforce that we grew total revenue by over 9% or over $36.6 million to over $421 million, and end customer revenue grew by 14% or $45 million year over year. At year-end 2005, we had end customer revenue representing 86% of total revenue. For the quarter just ended, we had end customer revenue of $98.8 million or 90% of total revenue.

Moving briefly to gross margin, we achieved 50% gross margins for the year. Shifting to SG&A, as we have discussed in past calls, the biggest component of SG&A is the cost of our team. During the year, we experienced natural attrition due to the merger. We had a reduction of personnel of approximately

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

100 team members as of December 31, 2006 from a peak of 1156 as of July 31, 2006. Our synergy expectations included this eventuality and we made a decision not to backfill many positions as they opened.

In dollar terms, quarterly end customer revenue for employee at the end of 2005 stood at over 76.4 thousand per employee, and at year-end 2006, that metric has grown to 95.5 thousand per employee, a 25% improvement year over year.

Quickly, moving on to the balance sheet, we ended the year with $42.6 million of cash on hand, receivables decreased from year in 2000 levels by $5.3 million, and specific to day sales outstanding, our total net (DSO) remained in the 38-day range for all receivables.

Net end customer (DSOs) were 37 days for the fourth quarter of 2006. Finally, another important indicator of the quality of our revenue and receivables is our bad debt expense for end customers, which continues to average well under 1%. With that, let me turn it over to Tan for a few comments.

Tansukh Ganatra:	Thank you, Lyle. During the fourth quarter of calendar year 2006, the board of directors at US LEC appointed me to be the CEO of the company to steer it toward the completion of the merger. I’ve been a core member of the integration planning process between the two teams at US LEC and PAETEC since last six months, and these processes have gone very smoothly.

Our financial results during this tenure speak for themselves. And as we reach towards the anticipated culmination of the merger within US LEC and PAETEC, I would like to express my sincerest thanks to the board of directors at US LEC for entrusting their faith and support to me. None of these results would have been achieved had it not been for the fellow team members and all

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

the employees at US LEC who have been unflinching in their dedication and commitments to do the right thing.

I’m eternally grateful to all of them for creating special moments at US LEC, which I’ll cherish all my remaining life. Thank you so much. And now to Arunas.

Arunas Chesonis:	Thanks, Tan. Now Keith and I will give an update on the progress being made towards the closing of the merger and discuss PAETEC’s fourth quarter and fiscal year financial performance.

The SEC has declared our (Form S-4) registration statement effective, and shareholder (meetings) for both PAETEC and US LEC have been set for February 28. Since the third quarter call, we have completed the syndication of our $850 million senior credit facility, which is scheduled to (fund) simultaneously with the closing of the transaction pending shareholder approval. As discussed in the S-4, the facility will have improved terms from what we initially anticipated.

Integration planning has continued between the two companies with (deep teams) from both companies working diligently to ensure a smooth transition post closing of the transactions.

From an operational standpoint, the PAETEC business has continued to experience strong demand for our product suite and has had significant success in driving not only the classic integrated T1 solutions to the market but a significant uptick in high bandwidth solutions, including MPLS VPNs and voice over IP. PAETEC’s product suite has enabled the company to meet the growing needs of our target customer base by offering these enhanced solutions.

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

During fiscal year 2006, 17 1/2% of new facilities added were providing high bandwidth solutions for our customers. This momentum is continuing as our fourth quarter demand for these solutions were 29.5% of new facilities provision.

If you have not had a chance to review the PAETEC earnings release, it can be found on our website at www.PAETEC.com under the press release section. I would now like to hand the call over to PAETEC’s CFO, Keith Wilson, to discuss both the PAETEC fourth quarter and fiscal year 2006 financial performance.

Keith Wilson:	Thanks for the integration update, Arunas. I’m pleased to give you all an update on the fourth quarter and full fiscal year as PAETEC continues to drive healthy revenue growth from its diversified businesses during the final quarter of the year.

PAETEC had revenues of $151.5 million for the fourth quarter, which was over 12.9% growth versus the same prior year period. While our primary focus is delivering solid year over year growth, PAETEC’s sequential growth for the fourth quarter was 2.1% versus the third quarter of 2006. This strong period over period growth was attributable to the receptivity of our MPLS data products as well as other high bandwidth solutions and greater market awareness of the PAETEC brand.

Gross margin for the fourth quarter was a solid 52% of sales and was driven by continued network expansion, as discussed in earlier calls. Included were the full build-out of the Tampa, Florida market, a new market build-out of the Newark, New Jersey market, expansion in Northern Virginia, and continued rollout of our Lucent and Cisco IP network. In addition to the robust network

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

build-out, greater data sales have led to network growth to accommodate more complex and robust customer solutions.

SG&A management was solid period over period as PAETEC continues to leverage our human capital and existing operating infrastructure. SG&A as a percentage of revenues was 37.4% and improved from the prior year period by 1.5% as PAETEC leverages our operational infrastructure from the business as we scale the operations.

Adjusted EBITDA was a solid $25.4 million for the quarter as compared to $19.7 million in the fourth quarter of 2005, which is a 29.3% improvement. The fourth quarter 2006 adjusted EBITDA margin was 16.8% of revenues and was a 2.2% improvement over the same prior year period. We are pleased with the (trending) on the quarter.

Net income for the 2006 fourth quarter was $2.6 million compared to net income of $5.9 million for the fourth quarter of 2005, resulting primarily from the increased interest expense associated with the recapitalization completed in June.

Free cash flow, which is defined as adjusted EBITDA less cap-x — and this definition may differ from that used in the S-4 — was a healthy $13.9 million for a free cash flow yield of 9.2% of revenue. Levered free cash flow, which is adjusted EBITDA less cap-x and interest, was $3.7 million for the fourth quarter, resulting in a free cash flow yield of 2.4% of revenues and is a continuation of over four years of levered free cash flow.

The levered yield is lower than historical levels primarily due to increased debt associated with the leverage recapitalization consummated in the second quarter of 2006. Fiscal year 2006 revenue was $586.3 million, which was a

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

15.1% growth over fiscal year 2005. The strong performance during the year was driven by rapid acceleration in MPLS VPN sales, Ethernet and Voice Over IP sales, as well as continued integrated T-1 sales and solid growth in the integrated solutions division.

At December 31, 2006, PAETEC had 1,256,904 access line equivalents in service. This is defined as T-1 x 24. This represents a 28.9% or 282,000 line increase from 974—904,000 lines last year. Compression in average rate per Q1 resulted in a slower revenue growth versus line growth. The price compression of approximately 9.1% was due primarily to increased data sales and continued renewals of the existing customer base.

Operating expenses for the fiscal year period continued to be strong with success in expense management being primarily driven by greater process efficiencies. Employee growth was 7.3% at fiscal year-end 2006 from fiscal year-end 2005, while growing the revenue base by 15.1% over the same 12-month period.

We continue to attract strong talent to the organization and that has allowed us to increase our productivity per person by over 6.7%, and that’s on a revenue per average employee basis for the year. Adjusted EBITDA for the 12-month period was a solid—was solid at $98.1 million, up 11.9% from the same prior year period.

It’s important to note that the 12-month EBITDA includes one-time transactional expenses of 6.1 million for the recapitalization during 2006. these included the expensing of an accelerated management bonus of $5 million initially granted as a long-term retention bonus that was subsequently accelerated due to the merger agreement with US LEC and a $1.1 million financing expense as part of the recapitalization fund raising.

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

While the adjusted EBITDA margin for the full fiscal year was down .6% from the prior year, it was inclusive of these significant non-recurring cash expenses. Net income was $7.8 million for 2006 compared to $14.5 million for 2005. The decrease was primarily attributable to increased interest expense associate with the debt incurred in connection with the June recapitalization as well as $10.5 million in one-time transactional charges associated with the recap.

Free cash flow for the 12-month period was $42.5 million, resulting in a free cash flow yield of 7.2% of revenues, which was consistent with the prior year period’s free cash low yield. Levered free cash flow for the 12-month period was $15.2 million, which generated a 2.6% yield of revenues. The yield was softer than the prior year period due to primarily to the significantly altered capital structure associated with the recapitalization closed last June.

Finally, I will provide a quick period analysis of the two companies overlaid. These numbers equal the sum of the historical results of PAETEC and US LEC and do not include any pro forma synergy assumptions or any other adjustments.

Combined fourth quarter revenue was $260.9 million and grew 11.4% as compared to the fourth quarter in 2005. Annualized quarterly revenue is in excess of $1 billion in revenues and continues to trend along the initial guidance we issued in August.

Combined adjusted EBITDA was $43.8 million for the quarter, which was a 29.2% growth 2006 over 2005. Combined 2006 12-month revenues were $1.01 billion compared to $897.1 million for the 12-month period ending December 2005. This was a growth rate of 12.7% period over period and is

US LEC

Moderator: Lyle Patrick

02-21-07/10:00 am CT

Confirmation #9490533

illustrative of the strong organic growth both companies have been able to consistently generate.

Combined adjusted EBITDA for the 12-month period was $154.3 million compared to $134.2 million for 2005 and was inclusive of the non-recurring charges previously mentioned. Growth rate period over period was 15.0% and was reflective of solid cost control and improved processes and human capital efficiencies.

(Colette), we are done now with our prepared remarks. And due to the proximity of our final closing date, we’re going to end the call with the prepared remarks and not take additional questions.

We want to thank everyone on the call for your continued interest in both US LEC and PAETEC. We look forward to the shareholder vote on February 28, 2007, and future calls where we anticipate taking questions in addition to providing current prepared remarks. (Colette)?

END